SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange dated May 11, 2009 regarding profit-sharing bonuses

Telefónica de Argentina S.A.

Buenos Aires, May 11th, 2009

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Profit-sharing bonuses.

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and further to the provisions of the reference, please be advised of the following.

The Company, together with the Federal Administration, has been made defendant in about 675 proceedings including about 7,100 plaintiffs in the aggregate and intended to seek collection of moneys as compensation for alleged damages sustained by claimants due to failure to be given the relevant profit-sharing bonuses (“PSB”) at the time of ENTel privatization, invoking Law No. 23,696 of Federal Administration Reform of August 1989 as the basis for their complaints.

Notwithstanding the Company’s rejection thereof and the several favorable decisions rendered in the lower and upper court circuit, on August 12th, 2008, the Supreme Court of Justice of Argentina (“CSJN”, acronym in Spanish standing for Corte Suprema de Justica de la Nación), in the case entitled “GENTINI, Jorge c/ESTADO NACIONAL” [GENTINI, Jorge vs. FEDERAL ADMINISTRATION] resolved, by a majority verdict, that Decree No. 395/92 issued by the National Executive Branch, whereby it was acknowledged that the Company was not forced to issue the PSB referred to in Law No. 23,696, was constitutionally unenforceable and consented to the applicability of the claims for damages made by the 20 claimants in this proceeding.

The judgment rendered by the CSJN resolved that it was the lower court judges, in this case the judges of the Federal Court of Appeals in Labor Matters, who were to determine the nature and extent of liability of each of the defendants, that is, the Federal Administration and the Company. In this respect, the Company has recently been notified of the decision made by the aforementioned court whereby the Company and the Federal Administration are jointly and severally to pay the plaintiffs the amounts resulting from the calculation to be made by a CPA expert (plus interest and court fees), computing 0.5% of the profits from each fiscal year made by this Company, which amount shall be distributed based on the stockholding held by each of them pursuant to the guidelines set in the relevant Stock Ownership Program. The legal counsel of the Company believes that only the Federal Administration should be rendered liable therefor.

The ultimate outcome of the claims having been filed raises the same uncertainties as those entailed in any court proceeding; particularly, there are specific issues, besides that referred to in the preceding paragraph, that should be definitely resolved in these cases as to the premises that should be considered when estimating any eventual judgment to pay moneys, including inter alia: (i) the relevant share in profits: where the claim of most plaintiffs is in the order of 2% of profits, the background information about privatized companies and the relevant judgment rendered in Gentini’s case place such share in the range of 0.25% to 0.50%, (ii) the fact whether the profits to be considered are net or pre-tax profits, (iii)

Telefónica de Argentina S.A.

the term the right to PSB remains enforceable, (iv) the relevant persons that would be entitled to claim therefor, and (v) the effects of Company’s Class C Stock repurchase in 1998 on PSB. In the light of the information available to date and the different scenarios drawn from the set of premises referred to above, the maximum amount of the contingency risk might account for approximately 1.4% of Company’s total assets as of March 31st, 2009, which, in the opinion of the Company and its legal counsel, proves an unlikely scenario. Based on its estimate of the likely amount, the Company has set up a contingency provision accounting for 20% of such maximum amount.

However, the Company believes that it has no liability whatsoever for its failure to issue PSB, and therefore, it will sue the Federal Administration to seek reimbursement for any eventual amount it may incur on account of these claims.

Based on the information and elements available to date for claim assessment purposes and regardless of the risk posed by any court proceeding dealing with several uncertain issues, according to the Company and its legal counsel, there is a low probability that the outcome of these proceedings have a significantly adverse effect on the overall operating results or financial position of the Company.

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	May 12, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel